SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2023

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(the “Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A.

held on December 12, 2023 drawn up in summary form

1.       Date, Time and Venue. On December 12, 2023, starting at 11:00 a.m. in the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1.017, 4th floor, São Paulo/SP, Brazil.

2.       Call and Attendance. Call notice duly made pursuant to the Company’s bylaws. Meeting with attendance of Mr. Michel Dimitrios Doukeris, chairman, and Messrs. Victorio Carlos De Marchi, Lia Machado de Matos, Milton Seligman, Nelson José Jamel, Fernando Mommensohn Tennenbaum, Carlos Eduardo Klutzenschell Lisboa, Fabio Colletti Barbosa, Claudia Quintella Woods, Marcos de Barros Lisboa and Luciana Pires Dias.

3.       Board. Chairman: Michel Dimitrios Doukeris; Secretary: Letícia Rudge Barbosa Kina.

4.       Resolutions. It was unanimously and unrestrictedly resolved by the Directors:

4.1.       Preparation of an Extraordinary Balance Sheet. To approve, pursuant to Section 41, Paragraph 1 of the Company’s Bylaws, the preparation of an extraordinary balance sheet as of November 30, 2023.

4.2.       Distribution of interest on own capital. In accordance with the recommendation of the Operations and Finance Committee at a meeting held on December 4, 2023, to approve the distribution of interest on own capital (“IOC”) in the amount of R$0.7302 per share of the Company, based on available balances, in the Company’s extraordinary balance sheet dated as of November 30, 2023, approved herein, and in the Company’s investment reserve, pursuant to the balance sheet dated as of December 31, 2022, which shall be attributed to the minimum mandatory dividends of the same fiscal year. The IOC distribution shall be taxed pursuant to the applicable law, which shall result in a net IOC distribution of R$0.6207 per share of the Company, except for shareholders that are corporate entities that are immune or exempted pursuant to article 5 of Law 11,053/04, as amended by Law 11,196/05.

4.2.1.       The aforementioned payment shall be made on December 28, 2023, considering the shareholding position of December 19, 2023 with respect to B3 S.A. - Brasil, Bolsa, Balcão, and December 26, 2023 with respect to the New York Stock Exchange - NYSE, without any monetary adjustment. The shares and ADRs shall be traded ex-IOC as from and including December 20, 2023.

5.       Closure. With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, December 12, 2023.

/s/ Michel Dimitrios Doukeris	/s/ Victorio Carlos De Marchi
/s/ Lia Machado de Matos /s/ Nelson José Jamel /s/ Carlos Eduardo Klutzenschell Lisboa /s/ Claudia Quintella Woods /s/ Luciana Pires Dias	/s/ Milton Seligman /s/ Fernando Mommensohn Tennenbaum /s/ Fabio Colletti Barbosa /s/ Marcos de Barros Lisboa /s/ Letícia Rudge Barbosa Kina Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2023

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer